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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 1

                                DEPUY, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                               ------------

                                249726 10 0

                              (Cusip Number)

                              CORANGE LIMITED
                    (Name of Persons Filing Statement)

                             Peter R. Douglas
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                            New York, NY 10017
                           Tel No.: 212-450-4000
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               March 5, 1998
          (Date of Event which Requires Filing of this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

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                               SCHEDULE 13D

CUSIP No. 249726 10 0                                  Page ____ of ____ Pages
---------------------                                  -----------------------

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CORANGE LIMITED

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     NOT APPLICABLE

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     BERMUDA

                                   7    SOLE VOTING POWER

                                        83,000,000

                                   8    SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH          0
      REPORTING PERSON WITH
                                   9    SOLE DISPOSITIVE POWER

                                        83,000,000

                                   10   SHARED DISPOSITIVE POWER

                                        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     83,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     84.03%

14   TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


               Corange Limited ("Buyer") hereby amends and supplements its Report on Schedule 13D, originally filed on June 3, 1997 (the "Schedule 13D") with respect to shares of common stock, $.01 par value (the "Shares") of DePuy, Inc. (the "Company").

               Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 1. Identity and Background

               On March 5, 1998, Roche Healthcare Limited, a Bermuda corporation ("Purchaser"), consummated its acquisition of all of the outstanding capital stock of Buyer (the "Acquisition"). At the time of the Acquisition, Buyer owned, directly and through its direct and indirect wholly-owned subsidiaries, 83,000,000 Shares.

               Purchaser is a wholly owned subsidiary of Roche Finance Ltd, a Swiss corporation ("Finance"), which, in turn, is a wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. Buyer, Purchaser, Finance, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

               The address of the principal offices of Purchaser is Church & Parliament Sts., Hamilton, HM 12, Bermuda. The address of the principal offices of Finance is Grenzacherstrasse 122, Basel, Switzerland. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4002, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

               The name, citizenship, present principal occupation and material position held during the last five years of each of the officers and directors of each Reporting Person are set forth on Schedules A, B, C and D hereto. During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedules A-D (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree orfinal order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Not applicable.

               Item 4.  Purpose of the Transaction.

               The purpose of the Acquisition was to acquire control of Buyer. The Company has agreed to elect two designees of Holding to the Board of Directors of the Company. Other than as disclosed herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the events set forth in Item 4(a)-(j) of Schedule 13D.

               Item 5.

               (a)-(b) The information set forth on the inside cover page hereof in rows 11 and 13 is incorporated herein by reference.


               (c) None.

               (d) None.

               (e) Not applicable.


               Item 6.

               None.

               Item 7.  Material to be Filed as Exhibits.

               None.



                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 3, 1998

                                    CORANGE LIMITED




                                    By: /s/ John R. Talbot
                                        ----------------------------
                                        Name: John R. Talbot
                                        Title: Director


                                                                    SCHEDULE A


                    Executive Officers and Directors(*)
                                    of
                              Corange Limited


               The names of the Directors and the names and titles of the Executive Officers of Corange and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Purchaser. Each individual is a citizen of Bermuda.

Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

John R. Talbot....................    Member of the Board

Graham Collis.....................    Member of the Board

George Burch......................    Member of the Board

C.F. Alexander Cooper.............    Member of the Board

Nicolas Trollope..................    Alternate Director


                                                                    SCHEDULE B


                    Executive Officers and Directors(*)
                                    of
                         Roche Healthcare Limited


               The names of the Directors and the names and titles of the Executive Officers of Roche Healthcare Limited and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Purchaser. Each individual is a citizen of Bermuda.

Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

John R. Talbot....................    Member of the Board

Graham Collis.....................    Member of the Board

George Burch......................    Member of the Board

C.F. Alexander Cooper.............    Member of the Board

Nicolas Trollope..................    Alternate Director


                                                                    SCHEDULE C


                    Executive Officers and Directors(*)
                                    of
                             Roche Finance Ltd


               The names of the Directors and the names and titles of the Executive Officers of Roche Finance Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen.

Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

*Mr. Fritz Gerber.................    Chairman of the Board
(President)

*Dr. Andres F. Leuenberger........    Vice President of the Board

*Dr. Henri B. Meier...............    Chief Financial Officer


                                                                    SCHEDULE D


                    Executive Officers and Directors(*)
                                    of
                             Roche Holding Ltd


               The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Prof. Knowles is a British citizen and Mr. Belingard is a French citizen.

Business Address
---------------
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel

Name                                    Present Principal Occupation
----                                    ----------------------------

Dr. h.c. Fritz Gerber.................  Executive Chairman of the Board of
                                          Directors

Dr. Andres F. Leuenberger.............  Vice Chairman of the Board of
                                          Directors

Rolf Hanggi...........................  Vice Chairman of the Board of Directors

Andre Hoffmann........................  Member of the Board of Directors,
Ashwood Associates                        Venture Capitalist
17 Cromwell Place
London SW7 2LA, England

Dr. Franz B. Humer....................  Member of the Board of Directors,
                                          Chairman of the Corporate Executive
                                          Committee, Head of Pharmaceuticals
                                          Division

Dr. Henri B. Meier....................  Member of the Board of Directors and
                                          Executive Committee, Group Chief
                                          Financial Officer

Dr. Andreas Oeri......................  Member of the Board of Directors,
Clarahofweg 19a                           Surgeon
4005 Basel, Switzerland

Prof. Dr. jur. Kurt Jenny.............  Member of the Board of Directors,
Aeschengraben 18                          Lawyer
4051 Basel, Switzerland

Prof. Dr. Werner Stauffacher..........  Member of the Board of Directors,
Head of Department of Research            Head of Department of Research,
University of Basel                       University of Basel
Hebelstrasse 32
4056 Basel, Switzerland

Prof. Charles Weissmann...............  Member of the Board of Directors,
Institut fur Molekularbiologie I          Professor, University of Zurich
der Universitat Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg....................  Member of the Executive Committee,
                                          Head of Roche Pharma Switzerland

Mr. Jean-Luc Belingard................  Member of the Executive Committee,
                                          Head of Diagnostics Division

Dr. Roland Bronnimann.................  Member of the Executive Committee,
                                          Head of Vitamins and Fine
                                          Chemicals Division

Prof. Dr. Jonathan Knowles............  Member of the Executive Committee,
                                          Head of Global Pharmaceutical
                                          Research

Dr. Kuno Sommer.......................  Member of the Executive Committee,
                                          Head of Fragrances and Flavours
                                          Division

Dr. Gerald Moller                       Member of the Executive Committee,
                                          Head of Pharmaceutical
                                          Development